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SEC FILE NUMBER
0-21139

CUSIP NUMBER

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☑ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

	For Period Ended:	September 30, 2007

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
PART I — REGISTRANT INFORMATION
DURA AUTOMOTIVE SYSTEMS, INC.

Full Name of Registrant
NOT APPLICABLE

Former Name if Applicable

2791 RESEARCH DRIVE

Address of Principal Executive Office (Street and Number)
ROCHESTER HILLS, MICHIGAN 48309

City, State and Zip Code
PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☐
	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
PART III — NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
     On October 30, 2006, Dura Automotive Systems, Inc. (the “Company”) and its domestic and Canadian subsidiaries (collectively, the “Debtors”), filed voluntary petitions in the United States Bankruptcy Court for the District of Delaware (the “Bankruptcy Court”) seeking reorganization relief under the provisions of Chapter 11 of Title 11 of the United States Code (the “Bankruptcy Code”). The Debtors' Chapter 11 cases are being jointly-administered under Case No. 06-11202 (KJC).
     The Company has determined that it is unable to file its Quarterly Report on Form 10-Q for the third quarter ended September 30, 2007 within the prescribed time period because the Company could not complete the preparation of the information without unreasonable effort and expense.
     The completion of financial statements and disclosures required for companies in Chapter 11 and our assessment of internal controls over financial reporting have delayed the Company’s completion of the financial and other information to be included in the Form 10-Q for the quarters ended April 1, 2007, July 1, 2007, and September 30, 2007. The Company is working diligently to finalize its quarterly condensed consolidated financial statements, and is in process of providing its independent registered accountant firm with the information necessary to complete their review. Once the process is complete, the Company intends to become current again with its U.S. Securities and Exchange Commission filings.
Also, refer to our Notification of Late Filing on Form 12b-25 filed on August 10, 2007, and May 15, 2007 for our Form 10-Q for the quarters ended July 1, 2007, and April 1, 2007, respectively.
Forward-Looking Statements
     This Notification, including the attachment being filed as part of this Notification, as well as other statements made by the Company may contain forward-looking statements within the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995, that reflect, when made, the Company’s current views with respect to current events and financial performance. Such forward-looking statements are and will be, as the case may be, subject to many risks, uncertainties and factors relating to the Company’s operations and business environment which may cause the actual results of the Company to be materially different from any future results, express or implied, by such forward-looking statements. Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, the following: the ability of the Company to continue as a going concern; the ability of the Company to operate pursuant to the terms of the debtor-in-possession facility; the Company’s ability to obtain Court approval with respect to motions in the Chapter 11 cases prosecuted by it from time to time; the ability of the Company to develop, prosecute, confirm and consummate one or more plans of reorganization with respect to the Chapter 11 cases; risks associated with third parties seeking and obtaining Court approval to terminate or shorten the exclusivity period for the Company to propose and confirm one or more plans of reorganization, for the appointment of a Chapter 11 trustee or to convert the cases to Chapter 7 cases; the ability of the Company to obtain and maintain normal terms with vendors and service providers; the Company’s ability to maintain contracts that are critical to its operations; the potential adverse impact of the Chapter 11 cases on the Company’s liquidity or results of operations; the ability of the Company to fund and execute its business plan and to do so in a timely manner; the ability of the Company to attract, motivate and/or retain key executives and associates; the ability of the Company to avoid or continue to operate during a strike, or partial work stoppage or slow down by any of its unionized employees and the ability of the Company to attract and retain customers. Additional factors that could affect future results are identified in the Annual Report on Form 10-K for the year ended December 31, 2006, filed with the SEC including the risk factors in Part I. Item 1A. Risk Factors, contained therein. The Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events and/or otherwise.
     Similarly, these and other factors, including the terms of any reorganization plan ultimately confirmed, can affect the value of the Company’s various prepetition liabilities, common stock and/or other equity securities. Additionally, no assurance can be given as to what values, if any, will be ascribed in the bankruptcy cases to each of these constituencies. A plan of reorganization is likely to result in holders of the Company’s common stock receiving no distribution on account of their interest and cancellation of their interests.

SEC 1344 (05-06)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

(Attach extra Sheets if Needed)
PART IV — OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification

C. Timothy Trenary, Vice President and Chief Financial Officer	248	299-7509
(Name)	(Area Code)	(Telephone Number)
(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
Yes ☐ No ☑

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes ☑ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Please see attached explanation.

DURA AUTOMOTIVE SYSTEMS, INC.
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	November 14, 2007	By	/s/ C. Timothy Trenary

C. Timothy Trenary
Vice President and Chief Financial Officer

     Explanation Referred to in Part IV, Item (3) of Form 12b-25
     Significant Changes in Results of Operations
     The Company is required by Part IV, Item (3) of Form 12b-25 to provide as part of this filing an explanation regarding whether the results of operations expected to be reported for the third quarter ended September 30, 2007, will reflect significant changes from its results of operations for the quarter ended October 1, 2006. The results of operations that the Company will include in the quarter ended September 30, 2007 are still being finalized by management and reviewed by its independent registered accountant firm, and are subject to the issues discussed in Part III of this notification. Except as described in this notification, the Company believes it is not appropriate to provide an estimate of those results at this time.
     The Company expects to report a lower net loss for the quarter ended September 30, 2007, compared to net loss of $694.5 million for the quarter ended October 1, 2006. The net loss of $694.5 million for the quarter ended October 1, 2006 included restructuring costs of $671.8 million related primarily to the goodwill impairment charges for our Control System reporting unit of $637.3 million. We have incurred in third quarter ended September 30, 2007 a significant amount of professional fees associated directly with our reorganization. We have not recognized contractual interest expense on liabilities subject to comprise after our filing for Bankruptcy on October 30, 2006.
     For the third quarter ended September 30, 2007, net revenues and gross profit margin improved as compared to prior year. The improvement resulted from volume and price increases, favorable product mix, favorable foreign currency fluctuations due to the strengthening of the euro as compared to the U.S. dollar, and improvement/reduction in excess capacity resulted from increased production volume.
     In August 27, 2007, we completed the sale of our Atwood business for consideration of $160.2 million, of which $4.5 million is held in escrow. The purchase price will be adjusted based on changes in working capital, as defined in the asset purchase agreement, and is currently being reviewed. We expect to finalize the purchase price calculation in the fourth quarter of 2007.

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